UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ORBITAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68559A 109

(CUSIP Number)

November 18, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 68559A 109	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kurt A. Johnson, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization US
Number of	5.	Sole Voting Power 4,808,807
Shares Beneficially Owned by	6.	Shared Voting Power 0
Each Reporting Person With	7.	Sole Dispositive Power 4,808,807
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,808,807
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.2%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 68559A 109	13G	Page 3 of 5 Pages

ITEM 1.

(a)	Name of Issuer Orbital Energy Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1924 Aldine Western, Houston, Texas 77038

ITEM 2.

(a)	Name of Person Filing Kurt A. Johnson, Jr.

(b)	Address of Principal Business Office or, if none, Residence 15502 Bayou Oaks Drive, Danbury, Texas 77534

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 68559A 109

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 2(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. 68559A 109	13G	Page 4 of 5 Pages

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4    OWNERSHIP.

(a)	Amount Beneficially Owned: 4,808,807 Shares

(b)	Percent of Class: 6.2%

(c)	Number of shares as of which such person has:

(i)	Sole power to vote or to direct the vote: 4,808,807 Shares

(ii)	Shared power to vote or to direct the vote: 0 Shares

(iii)	Sole power to dispose or to direct the disposition of: 4,808,807 Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.   CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 68559A 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2021
(Date)

/s/ KURT A. JOHNSON, JR.
(Signature)

KURT A. JOHNSON, JR.
(Name/Title)